UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11K

☑ For Annual Reports Pursuant to Section 15(d) of the Securities and Exchange Act of 1934

For the fiscal year ended December 31, 2023

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period _________ to ________

Commission file number: 0-11399

A.Full title of the plan and address of the plan, if different from that of the issuer named below:

Cintas Partners’ Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737

Cintas Partners’ Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Cintas Partners’ Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Cintas Partners’ Plan (the Plan) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2023 and 2022, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2023 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Cincinnati, Ohio
June 24, 2024

FINANCIAL STATEMENTS

Cintas Partners’ Plan
Statements of Net Assets Available for Benefits

	December 31
	2023	2022
Assets
Cash	$8,005,339	$6,586,322
Investments at fair value	3,193,480,592	2,526,050,605
Fully benefit-responsive investment contracts at contract value	264,767,769	277,189,298

Receivables:
Notes receivable from Participants	50,173,850	45,086,236
Interest and dividend income	42,087	24,048
Total receivables	50,215,937	45,110,284
Net assets available for benefits	$3,516,469,637	$2,854,936,509

See accompanying notes.

Cintas Partners’ Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2023	2022
Additions
Investment income (loss):
Interest and dividend income	$11,344,602	$12,204,628
Net appreciation (depreciation) in fair value of investments	653,007,254	(362,100,171)
	664,351,856	(349,895,543)

Interest income on notes receivable from Participants	2,706,654	2,030,273

Contributions:
Employer	99,025,429	87,772,600
Participants	141,898,538	130,608,210
Rollovers	7,312,897	5,673,489
Total contributions	248,236,864	221,054,299

Total additions, net	915,295,374	(126,810,971)

Deductions
Benefit payments	250,052,670	213,315,142
Administrative expenses	3,709,576	4,873,433
Total deductions	253,762,246	218,188,575
Net increase (decrease)	661,533,128	(344,999,546)

Net assets available for benefits at beginning of year	2,854,936,509	3,199,936,055
Net assets available for benefits at end of year	$3,516,469,637	$2,854,936,509

See accompanying notes.

Cintas Partners’ Plan
Notes to Financial Statements
December 31, 2023

1.     Description of the Plan

The following description of the Cintas Partners’ Plan (the Plan) provides only general information and is provided for general informational purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General
Cintas Corporation (Cintas or the Company) established the Plan on June 1, 1991, upon the merger of the Cintas Corporation Profit-Sharing Plan and the Cintas Corporation Employee Stock Ownership Plan (the ESOP). Effective June 1, 1993, the Plan was amended to enable United States employees of the Company (the Participants) to make voluntary pretax contributions.

The Plan is a defined-contribution plan designed to comply with the appropriate regulations of the Internal Revenue Code of 1986 (the Code), as amended, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Cintas is the Plan Administrator, Alight Solutions serves as the Recordkeeper and Fifth Third Bank serves as the Plan Trustee.

Eligibility and Participation
The Participants are generally eligible to participate in the tax-deferred contribution portion of the Plan after three months of service at which time Participants are automatically enrolled, unless they affirmatively decline to participate. The Participants are eligible to participate in all other portions of the Plan after reaching 1,000 hours of service. Eligible Participants will receive an allocation of the Company’s contributions following the end of the Company’s fiscal year (May 31), provided they are credited with at least 1,000 hours of service during the preceding Plan year and are employed by the Company on the last business day of the Company’s fiscal year (May 31).

Contributions
A Participant is permitted to make voluntary pretax contributions to the Plan in any whole percent of the Participant’s annual compensation from 1% to 75%. If no election is made, a participant is automatically enrolled at 3%. The automatic contribution will be invested in the Plan’s default fund (the T. Rowe Price Target Date Fund that corresponds to the Participant’s age at the time the 401(k) Contribution is made) if no other investment elections have been made. Contributions from plan Participants are recorded in the year in which the employee contributions are withheld from compensation. At its discretion, the Board of Directors of the Company may authorize a matching contribution of the Participants’ pretax contributions.

A Participant may rollover proceeds of a lump-sum distribution from another qualified plan or transfer proceeds of a distribution from certain individual retirement accounts into the Participant’s account. The Company’s profit-sharing and ESOP contributions are allocated to each eligible Participant’s profit-sharing contributions account and the ESOP contributions account, respectively, and are made at the discretion of the Company’s Board of Directors. All contributions are subject to certain limitations of the Code.

Participant Accounts
Each Participant’s account is credited with the Participant’s voluntary pretax contributions and an allocation of: (i) the Company’s profit-sharing contribution, (ii) the Company’s ESOP contribution, (iii) the Company’s matching contribution, and (iv) Plan earnings. Allocations for (i) and (ii) are based upon a point system, which takes into account compensation and years of service. The allocation for (iii) is equal to the eligible Participant’s pretax contributions multiplied by the matching contribution percentage, if any, determined by the

Company’s Board of Directors each year. The allocation for (iv) is based upon the ratio of each Participant’s account value to the total value within the respective fund as of the valuation date.

In 2020, the Plan was amended to allow Cintas to make a special allocation of any portion of the profit sharing contributions as it determines in its sole discretion to all salaried and hourly non-exempt Participants who are otherwise entitled to receive a profit sharing contribution.

Forfeitures
Forfeitures totaled $1,467,358 and $1,572,036 for the years ended December 31, 2023 and 2022, respectively, within the Plan. These funds may be used at the discretion of the Company; first, to restore forfeitures of Participants who are re-employed and next, to make administrative corrections and offset the cost of administration of the Plan. Thereafter, any remaining forfeitures may be used to reduce future Company contributions. No amounts were used to pay Plan expenses for the years ended December 31, 2023 and 2022. $1,953,000 and $2,122,032 in forfeitures were used to reduce Company contributions for the years ended December 31, 2023 and 2022, respectively.

Investment Elections
The ESOP’s only investment option is the Company’s common stock. The Company’s Board of Directors determines the contribution made to the ESOP. The Plan allows Participants to direct their ESOP contributions into one or more of the investment options described below once they have three years of service with the Company. The Plan allows the Participants to direct their 401(k) deferral matching, rollover, and profit-sharing contributions into one or more of the following investment options:

The Cintas Corporation Common Stock Fund is a separately managed account that invests in common stock of the Company. Fifth Third Bank makes purchases of the Company’s common stock for this fund either on the open market or directly from the Company. Fifth Third Bank determines when to purchase the Company’s common stock for the fund. Until purchases are made, contributions are held in a money market fund. The Participants, through a proxy, direct Fifth Third Bank how to vote on this common stock.

The Partners’ Plan Stable Value Fund is a conservative fixed income vehicle that seeks to provide a stable rate of return with preservation of principal and liquidity as primary objectives. The fund will typically hold a variety of principal preservation investments. It is invested in synthetic guaranteed investment contracts (GICs) and diversified fixed income portfolios that are designed to protect against short-term interest rate and market volatility by utilizing investment contracts issued by banks and insurance companies known as wrap contracts. The wrap contracts are intended to provide a steady crediting rate in the fund by smoothing the impact of fluctuating interest rates and bond prices of the underlying fixed income portfolios by incrementally adjusting the crediting rate applicable to the fund. The wrap contracts are put in place to allow the funds return to reflect the general direction of interest rate changes rather than the day-to-day price volatility of fixed income portfolios.

The Fidelity 500 Index Fund is a diversified domestic large-cap equity strategy (mutual fund) that seeks to closely track the returns and characteristics of the S&P 500 index. The S&P 500 index is a market-capitalization-weighted index designed to measure the performance of 500 large-cap U.S. companies. The fund holds each constituent security at approximately the same weight as the S&P 500 index.

The Dodge & Cox Income Fund is a registered investment company (mutual fund) that seeks a high and stable rate of current income, consistent with long-term preservation of capital. The fund invests in a diversified portfolio consisting primarily of high-quality bonds and other debt securities. Debt securities in which the fund may invest include government and government-related obligations, mortgage- and asset-backed securities, corporate and municipal bonds, and other debt securities, and may include fixed and floating rate instruments. A maximum of 20% of the fund’s total assets may be invested in debt obligations rated below investment grade.

The PIMCO Investment Grade Credit Bond Fund is a registered investment company (mutual fund) that seeks to maximize return and minimize risks consistent with preservation of capital strategies by investing in high-quality corporate bonds. The fund normally invests at least 80% of assets in a diversified portfolio of investment-grade corporate fixed-income securities of varying maturities.

The PIMCO Real Return Fund is a registered investment company (mutual fund) that seeks to provide a return in excess of inflation by investing in U.S. Treasury inflation protection securities, which are government bonds that provide a return linked to the rate of U.S. inflation as measured by the Consumer Price Index.

The T. Rowe Price Retirement Family of Funds (T. Rowe Price Retirement Trust Fund, T. Rowe Price 2020 Trust Fund, T. Rowe Price 2025 Trust Fund, T. Rowe Price 2030 Trust Fund, T. Rowe Price 2035 Trust Fund, T. Rowe Price 2040 Trust Fund, T. Rowe Price 2050 Trust Fund, and T. Rowe Price 2060 Trust Fund) are common collective trusts that seek long‑term capital appreciation by investing in a portfolio that gradually shifts from a greater concentration of higher-risk investments (primarily equity securities) to a greater concentration of lower-risk investments (generally fixed-income securities and cash instruments) as retirement age approaches.

The T. Rowe Price Growth Stock Fund is a common collective trust that seeks to provide long-term capital growth and, secondarily, increase dividend income through investments in the common stocks of well-established growth companies. The fund will normally invest at least 80% of its net assets in the common stocks of a diversified group of growth companies. The fund seeks investments in companies that have the ability to pay increasing dividends through strong cash flow and generally looks for companies with an above-average rate of earnings growth and a lucrative niche in the economy that gives them the ability to sustain earnings momentum even during times of slow economic growth.

The Artisan Mid Cap Fund is a registered investment company (mutual fund) that seeks long‑term capital growth. The fund primarily invests in equity securities of mid-sized companies. The fund also seeks companies that have or are developing franchise characteristics, and that it believes to be undervalued.

The DFA Large Cap Value Fund is a registered investment company (mutual fund) that pursues its investment objective by investing substantially all of its assets in the U.S. Large Cap Value Series. The U.S. Large Cap Value Series, using a market capitalization weighted approach, purchases a broad and diverse group of readily marketable securities of large U.S. companies that Dimensional Fund Advisors LP determines to be value stocks.

The Fidelity Advisor International Capital Appreciation Fund is a registered investment company (mutual fund) that seeks capital appreciation. Fidelity Management & Research normally invests at least 65% of the fund’s assets in foreign securities, including securities of issuers located in emerging markets. The fund normally invests in common stocks and will diversify the assets across different countries and regions.

The Vanguard Small Cap Index Institutional Fund is a registered investment company (mutual fund) that seeks to track the performance of a benchmark index that measures the investment return of small-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the CRSP U.S. Small Cap Index, a broadly diversified index of stocks of small U.S. companies. The fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the CRSP U.S. Small Cap Index, holding each stock in approximately the same proportion as its weighting in the CRSP U.S. Small Cap Index.

Benefits and Vesting
The benefits to which the Participants are entitled cannot exceed the value of the Plan’s net assets available for benefits. Employee pretax contributions, rollover contributions, and Plan earnings thereon vest immediately. Participants’ vesting for their balances in the ESOP contributions account and profit-sharing contributions account are 100% vested after three years of vesting service, with no partial vesting.

A Participant is vested in his or her Company matching contribution account with the following schedule:

Years of Vesting Service	Percent Vested

Fewer than 2 years	0%
2 years but fewer than 3 years	20%
3 years but fewer than 4 years	40%
4 years but fewer than 5 years	60%
5 years or more	100%
Participant Loans
The Participants may borrow, from their eligible Plan contributions, a minimum of $500 up to a maximum of the lesser of 50% of the fair market value of the Participant’s pretax contributions account, rollover contributions account, and vested transfer contributions account or $50,000, less the Participant’s highest outstanding loan balance during the 12-month period immediately preceding the date of the loan. Loans bear interest at a rate of 1% over the Wall Street Journal prime rate as of the 15th day of the month prior to the first day of the month in which the loan is taken, and loan terms are not to be less than six months or greater than five years. The balance in the Participant’s account secures the loan.

Principal and interest are paid ratably through periodic payroll deductions. Outstanding loans become immediately due and payable if a Participant terminates employment.

Payment of Benefits
A Participant may receive a lump-sum amount of the vested portions of his or her account at any time after having been terminated from Cintas within a reasonable administrative period. The normal form of payment is a lump sum in cash; however, a Participant shall have the right to receive his or her vested account: (i) in monthly, quarterly, semiannual, or annual installment payments over a period of less than ten years or (ii) by a rollover distribution paid directly to an eligible retirement plan. In addition, a Participant may request to receive his or her ESOP contributions account and any other account in which the Participant has directed such funds to be invested in full shares of the Company’s common stock.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for Participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (the IRS), and a Participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan that are not paid by the Plan are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements.

2.     Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from Participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from Participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. If a Participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income (Loss) Recognition
Investments held by the Plan (except for fully benefit-responsive investment contracts) are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market Participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements. Net realized and unrealized appreciation (depreciation) related to investments is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments. Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements
The Plan follows the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurement (ASC 820), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. ASC 820 defines a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, and as noted above, ASC 820 defines a three-level fair value hierarchy that distinguishes among market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participants.

The fair value hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

–Quoted prices for similar assets and liabilities in active markets

–Quoted prices for identical or similar assets or liabilities in markets that are not active

–Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

–Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include Plan management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Legal Contingencies
The Company, the Board of Directors, Scott Farmer (Executive Chairman) and the Investment Policy Committee are defendants in a purported class action, filed on December 13, 2019, pending in the U.S. District Court for the Southern District of Ohio alleging violations of the Employee Retirement Income Security Act of 1974 (ERISA). The lawsuit asserts that the defendants improperly managed the costs of the Plan, breached their fiduciary duties in failing to investigate and select lower cost alternative funds and failed to monitor and control the Plan’s recordkeeping costs. In November 2023, an agreement in principle was reached with the plaintiffs, which would require a payment of an immaterial amount that would be covered by the Company's insurance, with no material impact on the Plan’s financial statements. The settlement has been preliminarily approved by the U.S. District Court for the Southern District of Ohio.

3.     Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2023
	Level 1	Level 2	Level 3	Total

Cash	$8,005,339	$—	$—	$8,005,339
Investments:
Interest-bearing cash	13,613,251	—	—	13,613,251
Cintas Corporation common stock	1,314,823,322	—	—	1,314,823,322
Shares of registered investment companies:
Fixed-income funds	72,437,032	—	—	72,437,032
U.S. equity funds	501,541,175	—	—	501,541,175
International equity fund	65,525,022	—	—	65,525,022
Common collective trusts:
Life cycle funds	1,072,319,653	—	—	1,072,319,653
U.S. equity funds	153,221,137	—	—	153,221,137
Total assets at fair value	$3,201,485,931	$—	$—	$3,201,485,931

	2022
	Level 1	Level 2	Level 3	Total

Cash	$6,586,322	$—	$—	$6,586,322
Investments:
Interest-bearing cash	7,608,969	—	—	7,608,969
Cintas Corporation common stock	1,037,496,239	—	—	1,037,496,239
Shares of registered investment companies:
Fixed-income funds	68,656,855	—	—	68,656,855
U.S. equity funds	418,984,416	—	—	418,984,416
International equity fund	50,007,836	—	—	50,007,836
Common collective trusts:
Life cycle funds	841,404,726	—	—	841,404,726
U.S. equity funds	101,891,564	—	—	101,891,564
Total assets at fair value	$2,532,636,927	$—	$—	$2,532,636,927

The following is a description of the valuation methods used for investments measured at fair value.

•Cash and interest-bearing cash: The fair value is based on the actual observable value of the underlying money market funds and is priced daily at the close of business based on an active market.
•Cintas Corporation common stock: The fair value is based on observable market quotations of the Company’s common stock, which is traded on a national exchange and is priced on a daily basis at the close of business. The Plan does not adjust the quoted market price for the Company’s common stock.
•Shares of registered investment companies: The fair value is based on observable market quotations for the actual underlying funds, which is traded on national exchange and is priced on a daily basis at the close of business. The Plan does not adjust the quoted market price for such financial instruments.

•Shares of common collective trusts: The common collective trusts are public investment vehicles valued at net asset value (NAV) provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund divided by the number of shares outstanding. The daily NAV is available to Participants of the Plan when they log into their online account to view their current balance. The common collective trusts allow Participants to make daily redemption requests at the current NAV. As a result, and based on applicable accounting guidance, the Plan has determined that the common collective trusts have readily determinable fair values based on similar assets (i.e., mutual funds) and, therefore, each meet the criteria to be classified as Level 1. The Plan does not adjust the daily NAV available to Participants.

4.     Investment Contract with Insurance Company

The Plan holds synthetic investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by Participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less Participant withdrawals, and administrative expenses.

A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. The Plan invests in synthetic GICs that credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provide for a variable crediting rate that resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than 0%.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with Participants is probable.

Synthetic GICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default:

•A breach of material obligation under the contract
•An uncured violation of the Plan’s investment guidelines
•A material misrepresentation
•A material amendment to the Plan agreement

The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long-term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, and the Plan was unable to obtain a replacement investment contract, withdrawing Participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so.

The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination.

If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (that is, replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

5.     Related-Party and Parties-In-Interest Transactions

Certain of the Plan’s investments include interest-bearing cash that is managed by Fifth Third Bank, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During the years ended December 31, 2023 and 2022, the Plan received $11,208,037 and $9,811,358, respectively, in common stock dividends from the Company.

6.     Income Tax Status

The Plan has received a determination letter from the IRS dated February 9, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

The Plan has not received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury (Treasury) stating that the Plan is qualified under Section 1081.01 of the Internal Revenue Code for a New Puerto Rico (the Puerto Rico Code). However, the Plan Administrator believes that the Plan has been designed to comply with, and is operating in accordance with, the requirements of the Puerto Rico Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, the Participants will become 100% vested in their accounts.

8.     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Cintas Partners’ Plan
EIN #31-1188630 Plan #006
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2023

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Interest Rate, Number of Shares or Par Value	Current Value

Cintas Corporation common stock
Cintas Corporation Common Stock Fund*	2,181,700 shares	$1,314,823,322

Interest-bearing cash
Fifth Third Banksafe Trust*		13,613,251

Shares of registered investment companies
Artisan Mid Cap Fund	2,637,540 shares	109,695,514
DFA Large Cap Value Fund	2,459,824 shares	109,560,546
Fidelity Advisor International Capital Appreciation Fund	2,204,003 shares	65,525,022
Dodge & Cox Income Fund	3,131,541 shares	39,649,068
Vanguard Small Cap Index Institutional Fund	1,025,646 shares	104,810,721
PIMCO Real Return Fund	1,352,841 shares	13,568,998
PIMCO Investment Grade Credit Bond Fund	2,137,816 shares	19,218,966
Fidelity 500 Index Fund	1,072,418 shares	177,474,394
		639,503,229

Common collective trust
T. Rowe Price Growth Stock Fund	2,574,280 shares	153,221,137
T. Rowe Price Retirement Trust Fund	1,804,610 shares	34,016,894
T. Rowe Price 2020 Trust Fund	1,404,153 shares	34,022,637
T. Rowe Price 2025 Trust Fund	3,185,584 shares	83,908,270
T. Rowe Price 2030 Trust Fund	4,689,657 shares	133,467,638
T. Rowe Price 2035 Trust Fund	4,311,034 shares	130,969,227
T. Rowe Price 2040 Trust Fund	7,825,708 shares	249,561,833
T. Rowe Price 2050 Trust Fund	10,740,022 shares	351,306,134
T. Rowe Price 2060 Trust Fund	2,624,739 shares	55,067,020
		1,225,540,790

Synthetic guaranteed investment contracts (Cintas Stable Value Fund)
Fifth Third BankSafe Deposit Account*		19,122,059
Prudential Synthetic Wrap GA-62421, variable rate:
Underlying securities:
Term Fund 2022		—
Term Fund 2023		956,071
Term Fund 2024		12,364,590
Term Fund 2025		10,578,658
Term Fund 2026		12,500,892
Term Fund 2027		8,593,252
Prudential Short Duration Gov/Credit Bond Fund		26,749,996
Prudential Life Insurance Company of America (wrap contract)		3,838,860

Cintas Partners’ Plan
EIN #31-1188630 Plan #006
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2023

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Interest Rate, Number of Shares or Par Value	Current Value
Synthetic guaranteed investment contracts (continued)
Voya MCA-60393
Underlying securities:
Term Fund 2022		—
Term Fund 2023		380,683
Term Fund 2024		4,800,205
Term Fund 2025		4,589,142
Term Fund 2026		4,556,533
Term Fund 2027		4,247,856
Voya MCA-60393 (Intermediate Core Fund)		36,371,675
Voya MCA-60393 (Loomis Sayles Intermediate Gov/Credit Fund)		32,163,790
Voya MCA-60393 (wrap contract)		4,471,197
State Street Bank 200004
Underlying securities:
Term Fund 2022		—
Term Fund 2023		310,794
Term Fund 2024		3,810,896
Term Fund 2025		3,715,909
Term Fund 2026		3,732,993
Term Fund 2027		3,493,233
State Street Bank 200004 (Intermediate Core Fund)		28,609,788
State Street Bank 200004 (Loomis Sayles Intermediate Gov/Credit Fund)		30,667,522
State Street Bank 200004 (wrap contract)		4,141,475
Partners’ Plan Stable Value Fund Total		264,767,769
	Varying maturity dates with interest rates ranging from
Participant loans*	9.5%	50,173,850
		$3,508,422,211

* Indicates party-in-interest to the Plan

EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CINTAS PARTNERS’ PLAN

Date:	June 24, 2024	By:	/s/ Max Langenkamp
Max Langenkamp
Chief Diversity Officer and Senior Vice President of Human Resources